

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2020

Randall Boe
Chief Executive Officer
Barrier Homes Inc
802 22nd Ave S.
Moorhead, MN 56560

Re: Barrier Homes Inc
Offering Statement on Form 1-A
Filed December 4, 2020
File No. 024-11379

Dear Mr. Boe:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed December 4, 2020

General

1. We note that you intend to use Portal Exchange to conduct your offering. Please revise your disclosure to clearly discuss Portal Exchange's role in the offering. For example, if Portal Exchange is acting as an underwriter or placement agent, please identify them as such. In this regard, please file your agreement with Portal Exchange as an exhibit.

2. We note that you checked the box in Item 3 of Part I of Form 1-A indicating that bad actor disclosure is provided in Part II. We cannot locate the bad actor disclosure in Part II. Please revise or advise.

3. Please revise your cover page to include the legend required by Rule 254(a).

Item 6. Use of Proceeds to Issuer, page 21

4.   Please discuss your plans if substantially less than the maximum proceeds are obtained. In this regard, please include a table illustrating your planned use of proceeds if 25%, 50%, 75% and 100% of the offering is sold. Refer to Item 6 of Part II of Form 1-A and Instruction 3.

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations Operating Results, page 30

5.   We note that you discuss operating results for the interim period ending September 30, 2020. Please revise your disclosure to discuss operating results for the periods consistent with your statements of operations provided, including the corresponding interim period of the preceding fiscal year. Refer to Instruction to Item 9(a) of Form 1-A.

Item 15. Financial Statements, page 39

6.   Please revise your financial statements in your next amendment to address the following:
   • Revise your balance sheets to further break out any material components of your total assets and liabilities;
   • Revise your statements of cash flows to report all cash effects during the respective periods resulting from your operating, investing and financing activities pursuant to the FASB Accounting Standards Codification 230-10-45; and
   • Provide statements of operations, cash flows and stockholder's equity for the corresponding interim period of the preceding fiscal year pursuant to paragraph (b)(5)(i) of Part F/S of Form 1-A.

Exhibits

7.   Please file as an exhibit a form of your bonds being offered. Refer to Item 17.3 of Part II of Form 1-A.

       We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Randall Boe
Barrier Homes Inc
December 15, 2020
Page 3

       You may contact Isaac Esquivel at 202-551-3395 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

                   Sincerely,

                   Division of Corporation Finance
                   Office of Real Estate & Construction

Barrier Homes Inc.

802 22nd Ave S Moorhead, MN 56560

December 21, 2020

To:

United States Securities and Exchange Commission

Washington D.C. 20549

Division of Corporation Finance

Office of Real Estate & Construction

Re: Jonathan Burr

Isaac Esquivel

Dear Gentlemen,

Here is the summary of changes from your response letter Dated December 15, 2020 to Offering Statement on Form 1-A Filed December 12, 2020. File No. 024-11379.

Changes to Statement:

General

1. Removed Portal Exchange from offering statement we do not have an agreement in place currently. Barrier Homes Inc will be making a best effort offering with out underwriters and without brokers currently.

2. Mistakenly checked the Item 3 Part 1 of Form 1-A indicating Bad Actor Disclosure the box has been unchecked and we do not have bad actor disclosure.

3. We have included the legend required by Rule 254(a) on the cover page.

Item 6. Use of Proceeds to Issuer, page 21.

4. Included Table as requested

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operation

Operating Results Page 30.

5. We revised disclosure to be consist with periods of statements of operations provided.

Item 15 Financial Statements, Page 39

6. Revised Cash Flow Statements per conversation with Isaac Esquivel. Stating we are a cash business with no long-term financing in place and have no investment interests and all changes in cash are due to operations.

Exhibits

7. Included form of Bond as requested.

Thank you for your review.

Randall Boe /s/ Randall S. Boe

CEO/President